June 1, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:    Pershing Square SPARC Holdings, Ltd./DE

Amendment No. 8 to the Registration Statement on Form S-1/A

Filed April 26, 2023

File No. 333-261376

Ladies and Gentlemen:

On behalf of Pershing Square SPARC Holdings, Ltd., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated May 22, 2023 with respect to the Company’s Amended Registration Statement on Form S-1 (“Amendment No. 8,” and the registration statement, as amended from time to time, the “Registration Statement”). This letter is being submitted together with the Company’s Amendment No. 9 to the Registration Statement, filed on June 1, 2023 (“Amendment No. 9”). Amendment No. 9 includes revisions by the Company to address the Staff’s comments.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For the Staff’s convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 9.

1

Securities and Exchange Commission

June 1, 2023

Summary, page 1

1.

We note the disclosure on page 9 and elsewhere regarding the material adverse amendments that may occur during the SPAR holder election period and closing period. We also note the disclosure that “during the SPAR Holder Election Period and the Closing Period, in the event of a Materially Adverse Amendment we will cause all previous Elections of SPARs to be revoked, return all funds from the Custodial Account that were tendered at the Final Exercise Price in connection with such Elections and hold or re-open the SPAR Holder Election Period for an additional 20 business days.” Please clearly disclose that you will file a post-effective amendment to update the registration statement in the event this were to occur. Please also clarify how the ten months closing deadline will be calculated if this were to occur. Clarify whether the ten months would be calculated from the initial election period or the re-open period. Finally, clearly disclose, whether the SPARs will again be transferable and whether you anticipate trading on the OTC Markets if the election period is re-opened.

Response: We respectfully advise the Staff that we have revised the disclosure on pages 10, 72 and 101 to indicate that the Company will file a post-effective amendment to update the registration statement in the event of a Materially Adverse Amendment and that the ten month closing deadline would be calculated from the first day of the initial SPAR Holder Election Period (and not, for the avoidance of doubt, from the first day of the post-Materially Adverse Amendment additional 20 business day SPAR Holder Election Period). Additionally, we revised our disclosure to state that we anticipate that the SPARs will trade on the OTCQX Marketplace of the OTC Markets Group or other quotation service in the event the election period is re-opened for an additional 20 business days.

2.

We note the disclosure on page 11 and elsewhere that the SPARs are not transferrable during the election period once the investor has made their election. Please also clearly disclose, as stated in your response letter responding to prior comment 8 from our letter dated September 9, 2022, that such SPARs will be tendered upon the election.

Response: We respectfully advise the Staff that we have revised the disclosure on pages 8, 11 and 103 to indicate that the submission of an Election will require a SPAR holder to tender its SPAR(s) to the SPAR Rights Agent, together with the Final Exercise Price therefor.

Our Board may, in certain circumstances, withdraw and terminate the SPAR Holder Election Period early . . ., page 70

3.	Please clarify the circumstances in which the Board would determine to terminate the SPAR Holder Election Period early, and how and when you would notify SPAR Holders of the early termination.

Response: We respectfully advise the Staff that we have revised the disclosure on page 70 to delete references to the Board being able to terminate the SPAR Holder Election Period early, as that is no longer intended to be a feature of the transaction.

Securities and Exchange Commission

June 1, 2023

We may amend our Charter, bylaws, the Definitive Agreement . . ., page 72

4.

Please reconcile disclosure in this risk factor that describes a SPAR holder’s right to revoke an Election in the event of a Materially Adverse Amendment to the Charter or Definitive Agreement with revised disclosure pages 9 and 10, which indicates that you will revoke all elections and hold or re-open the SPAR Holder Election period for an additional 20 business days if you make a Materially Adverse Amendment during the SPAR Holder Election Period or the Closing Period.

Response: We respectfully advise the Staff that we have revised the disclosure in the risk factor on page 72 to delete the reference to a SPAR Holder’s ability to revoke an Election

Valuation of Sponsor Warrants, page 182

5.

Where you state that the Black Scholes valuation includes a spot price at the minimum exercise price of $10 per share, please revise your disclosure to clarify what is meant by the term spot price. In particular, please describe to which security the spot price refers.

Response: We respectfully advise the Staff that we have revised the disclosure on page 182 to specify that the spot price refers to the spot price of the Public Shares.

6.

Please provide additional disclosures regarding the assumptions used in the valuation of the sponsor warrants. For instance, we note you are assuming the sponsor forward purchase commitment of $1 billion. Please clarify whether this means you are assuming the total commitment under the forward purchase agreements is $1 billion or whether this means you are assuming the committed forward purchase is $1 billion, which would indicate a final exercise price of $40 or more and Sponsor Warrant exercise price of $48 or more. Please also expand upon the criteria used in determining the volatility of the post-combination company was estimated to be 25%, including the extent to which such post-combination companies considered included post-combination SPACs. To the extent you did not consider or minimally considered such companies in your criteria, clarify why. Please also clarify how and when you selected the blank check companies whose capital and post-combination equity value you observed in order to determine the historical multiple between available capital and equity value of the merger targets. Lastly, please clarify how you determined the estimate that 85% of SPARs would be exercised.

Response: We respectfully advise the Staff that we have revised the disclosure on pages 182 and183 to address the Staff’s comments regarding the assumptions used in the valuation of the Sponsor Warrants.

7.

Where you state that you adjusted the value of the Sponsor Warrants to take in to account the probability of consummating a business combination, clarify whether you took transaction size in to account to inform this probability. If so, please explain whether that impacted the range of probability of transaction consummation at companies in your target market capitalization range. We note that you noted a “cumulative percentage of closed transactions” of approximately 70%.

Securities and Exchange Commission

June 1, 2023

Response: We respectfully advise the Staff that we have revised the disclosure on page 183 to address the Staff’s comments regarding our valuation of the Sponsor Warrants.

8.

Regarding your consideration of sponsor incentive restructurings in completed blank check company transactions, please clarify how your observations were used to adjust warrant value. We note your disclosure that the company used the expected incentive renegotiation percentage of historical SPACs and the currently observed concessions in the market “of above 50%,” but it is unclear whether this reduced the warrant value and by what percentage.

Response: We respectfully advise the Staff that we have revised the disclosure on page 183 to address the Staff’s comments regarding our valuation of the Sponsor warrants.

Exhibits

9.

We note the removal of the Letter Agreement from the Exhibits Index. Please advise, as we continue to note references to this agreement throughout the prospectus, and such agreement appears to be material.

Response: The Company respectfully acknowledges the Staff’s comment and advises that Staff that the Letter Agreement is not part of the transaction structure and accordingly all references to the Letter Agreement have been deleted.

General

10.

We note the prospectus cover page states that you “refer to the common stock of the post- combination company, which, depending on the form our business combination takes, may be an entity other than our company, as ‘Public Shares.’” Please reconcile with the definition of Public Shares in the summary on page 3 as “‘Public Shares’ are to the shares of the post-combination company issuable upon the exercise of SPARs.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have revised the definition in the summary on page 3 to indicate that Public Shares refers to the common shares of the surviving entity of our business combination, which, depending on the form our business combination takes, may be an entity other than our company.

Securities and Exchange Commission

June 1, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact Stephen Fraidin at (212) 504-6600 or Gregory P. Patti, Jr. at (212) 504-6780 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Stephen Fraidin
/s/ Gregory P. Patti, Jr.
Stephen Fraidin
Gregory P. Patti, Jr.

Via-E-mail:

cc:	William A. Ackman, Chairman, Chief Executive Officer, and Director of Pershing Square SPARC Holdings, Ltd./DE

Michael Gonnella, Chief Financial Officer of Pershing Square SPARC Holdings, Ltd./DE

Steve Milankov, General Counsel and Corporate Secretary of Pershing Square SPARC Holdings, Ltd./DE